UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549


                           SCHEDULE 13D

            Under the Securities Exchange Act of 1934

                        (Amendment No.1)*


                    BLOUNT INTERNATIONAL, INC.
                         (Name of Issuer)


         CLASS A COMMON STOCK (par value $.01 per share)
         CLASS B COMMON STOCK (par value $.01 per share)
                  (Title of Class of Securities)


           CUSIP NO. 095177 10 1 (Class A Common Stock)
           CUSIP NO. 095177 20 0 (Class B Common Stock)
                          (CUSIP Number)

Shirley Milligan, 4520 Executive Park Drive, Montgomery, Alabama 36116 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                       and Communications)

                          April 18, 1999
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3)or(4), check the following box. [ ]

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 095177 10 1
CUSIP No. 095177 20 0               13D                     Page 2 of 12 Pages



1 NAME OF REPORTING PERSON
  S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Winton M. Blount
     Social Security No. ###-##-####



2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a)   [ ]
                                                                     (b)   [X]


3 SEC USE ONLY




4 SOURCE OF FUNDS*
     Not Applicable



5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                 [ ]
  PURSUANT TO ITEMS 2(d) OR 2(e)


6 CITIZENSHIP OR PLACE OF ORGANIZATION
     United States of America


                7 SOLE VOTING POWER
                        2,999,932 (Class A Common Stock) (See Note 1) 9,447,183 (Class B Common Stock) (See Note 1)


NUMBER OF       8 SHARED VOTING POWER
SHARES                  0 (See Note 1)
BENEFICIALLY
OWNED BY EACH
REPORTING       9 SOLE DISPOSITIVE POWER
PERSON                  2,999,932 (Class A Common Stock) (See Note 1)
WITH                    9,447,183 (Class B Common Stock) (See Note 1)


                10 SHARED DISPOSITIVE POWER
                        0 (See Note 1)


1 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1    2,999,932 (Class A Common Stock) (See Note 1)
     9,447,183 (Class B Common Stock) (See Note 1)



1 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   [X]
2 Excludes shares owned by Mr. Blount's spouse.  See Note 1.


1 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
3    11.64% (Class A Common Stock)
     82.94% (Class B Common Stock)


1 TYPE OF REPORTING PERSON*
4     IN



                    *SEE INSTRUCTION BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 095177 10 1
CUSIP No. 095177 20 0               13D                     Page 3 of 12 Pages



1 NAME OF REPORTING PERSON
  S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     BHP, Inc.
     Federal Employee Identification No. 63-1153631


2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a)  [ ]
                                                                      (b)  [X]


3 SEC USE ONLY



4 SOURCE OF FUNDS*
     Not Applicable


5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                 [ ]
  PURSUANT TO ITEMS 2(d) OR 2(e)


6 CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware


                7 SOLE VOTING POWER
                     0 (See Note 1)


NUMBER OF       8 SHARED VOTING POWER
SHARES               0 (See Note 1)
BENEFICIALLY
OWNED BY EACH
REPORTING       9 SOLE DISPOSITIVE POWER
PERSON               0 (See Note 1)
WITH

                10 SHARED DISPOSITIVE POWER
                     0 (See Note 1)


1 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1    2,892,144 (Class A Common Stock) (See Note 1)
     8,409,696 (Class B Common Stock) (See Note 1)



1 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   [ ]
2



1 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
3    11.27% (Class A Common Stock)
     73.83% (Class B Common Stock)


1 TYPE OF REPORTING PERSON*
4    CO



                    *SEE INSTRUCTION BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 095177 10 0
CUSIP No. 095177 20 0               13D                     Page 4 of 12 Pages



1 NAME OF REPORTING PERSON
  S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     The Blount Holding Company, L.P.
     Federal Employee Identification No. 63-1156445


2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a)  [ ]
                                                                      (b)  [X]


3 SEC USE ONLY



4 SOURCE OF FUNDS*
     Not Applicable


5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                 [ ]
  PURSUANT TO ITEMS 2(d) OR 2(e)


6 CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware


                7 SOLE VOTING POWER
                     0 (See Note 1)


NUMBER OF       8 SHARED VOTING POWER
SHARES               0 (See Note 1)
BENEFICIALLY
OWNED BY EACH
REPORTING       9 SOLE DISPOSITIVE POWER
PERSON               0 (See Note 1)
WITH

                10 SHARED DISPOSITIVE POWER
                     0 (See Note 1)


1 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1    2,892,144 (Class A Common Stock) (See Note 1)
     8,409,696 (Class B Common Stock) (See Note 1)



1 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   [ ]
2


1 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
3    11.27% (Class A Common Stock)
     73.83% (Class B Common Stock)


1 TYPE OF REPORTING PERSON*
4    PN



                    *SEE INSTRUCTION BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Note 1 to Cover Pages of Schedule 13D

         2,892,144 shares of the Class A Common Stock and 8,409,696 shares of the Class B Common Stock of Blount International, Inc., a Delaware corporation (the "Issuer"), are directly owned by The Blount Holding Company, L.P., a Delaware limited partnership (the "Blount Partnership"). Winton M. Blount is the sole stockholder, director and executive officer of BHP, Inc., a Delaware corporation and the sole general partner of the Blount Partnership ("BHP"). As the sole general partner of the Blount Partnership, BHP has the sole voting and dispositive power with respect to the shares of the Class A and Class B Common Stock of the Issuer owned directly by the Blount Partnership, subject only to certain limitations set forth in the Agreement of Limited Partnership of the Blount Partnership (filed as Exhibit 2 to this Schedule 13D as originally filed) and to certain rights of the limited partners of the Blount Partnership to receive certain of such shares upon the occurrence of certain events. Due to the circumstances set forth above, however, Winton M. Blount controls BHP and effectively has sole voting and dispositive power with respect to the shares of the Class A Common Stock or Class B Common Stock of the Issuer owned directly by the Blount Partnership. In addition, 100,000 shares of Class A Common Stock which are subject to a right to acquire beneficial ownership with 60 days under the 1995 Blount Long-Term Executive Stock Option Plan may be deemed to be beneficially owned by Winton M. Blount and have been included. Winton M. Blount has excluded 122,918 shares of Class A Common Stock and 184,718 shares of Class B Common Stock owned by his wife.

         These numbers also reflect the effect of a 2 for 1 stock split of the Class A Common Stock and Class B Common Stock effective since the original Schedule 13D was filed, which stock split was effective on December 8, 1997, and certain dispositions of shares by gift made by Winton M. Blount, including gifts to his wife, made since the original Schedule 13D was filed.


                                   5 of 12

         This Amendment No.1 amends the Statement on Schedule 13D, initially filed on November 13, 1995 ("Schedule 13D"), relating to shares of the Class A Common Stock, par value $.01 per share, of Blount International, Inc., a Delaware corporation (the "Issuer"), and to the shares of the Class B Common Stock, par value $.01 per share, of the Issuer. Unless otherwise defined herein, all capitalized terms used herein shall have the respective meanings given such terms in Schedule 13D.

Item 4.  Purpose of Transaction.

         On April 18, 1999, the Issuer entered into an Agreement and Plan of Merger and Recapitalization, dated as of April 18, 1999 (the "Merger Agreement"), between Red Dog Acquisition, Corp.("Acquisition Sub") and Issuer, whereby, subject to the terms and conditions of the Merger Agreement, Acquisition Sub and Issuer will be merged and the resulting entity will become a subsidiary of Lehman Brothers Merchant Banking Partners II L.P. ("Parent") (the "Merger").

         In connection with the Merger Agreement, and as a condition and inducement to Acquisition Sub's willingness to enter into the Merger Agreement, the Blount Partnership entered into a Stockholder Agreement with Acquisition Sub (the "Stockholder Agreement"), dated April 18, 1999, relating to the voting of certain shares of Class A Common Stock and Class B Common Stock of the Issuer (collectively, the "Issuer Common Stock") then owned or thereafter acquired by the Blount Partnership.

         Pursuant to the Stockholder Agreement, the Blount Partnership has agreed that it, at any meeting of the stockholders of the Issuer, shall vote the shares of Issuer Common Stock subject to the Stockholder Agreement and owned by it, together with any shares of Issuer Common Stock acquired by it after the date of the Merger Agreement (collectively, the "Issuer Shares"), or cause its Issuer Shares to be voted, (1) in favor of the approval and adoption of the Merger Agreement and the Merger at any meeting of the stockholders of the Issuer called for such purpose, and (2)at any meeting of the stockholders of the Issuer or any adjournment thereof or in any other circumstances upon which the stockholders' vote, consent or other approval is sought, against (a) any Takeover Proposal (as defined in the Merger Agreement), other than the Merger Agreement and the Merger, (b) any dissolution, liquidation or winding up of or by the Issuer, and (c) any amendment of the Certificate of Incorporation or by-laws of the Issuer or other proposal or transaction involving the Issuer or any subsidiary of the Issuer, which amendment or other proposal or transaction would in any manner impede, frustrate, prevent or nullify any material provision of the Merger Agreement, the Merger or any other transaction contemplated by the Merger Agreement or change in any manner the voting rights of any class of the Issuer's capital stock. As security for the Blount Partnership's obligations under
                                   6 of 12
the Stockholder Agreement, the Blount Partnership irrevocably appointed Acquisition Sub as its attorney and proxy to vote the Issuer Shares at the Issuer's stockholders' meeting to the extent provided above. The Stockholder Agreement will terminate upon the earliest to occur of (1) the effective time of the Merger, (2) the termination of the Merger Agreement in accordance with its terms,
(3)the election of the Blount Partnership in its sole discretion immediately following any amendment of any material term or provision of the original unamended Merger Agreement, (4) the election of the Blount Partnership in its sole discretion following a material breach of any provision of the Stockholder Agreement by Acquisition Sub, in each case which shall not have been cured prior to the earlier of (A) 10 business days following notice of such breach and (B) the Termination Date (as defined in the Merger Agreement) and (5) the election of Acquisition Sub in its sole discretion following a material breach of any provision of the Stockholder Agreement by the Blount Partnership, which shall not have been cured prior to the earlier of (A) 10 business days following notice of such breach and (B) the Termination Date. Except as expressly permitted by the Stockholder Agreement, the Blount Partnership is not permitted to transfer or sell their Issuer Shares.

         Each of Winton M. Blount, the Blount Partnership and BHP, Inc. (individually a "Reporting Person" and collectively, the "Reporting Persons") may change any of his or its current intentions, acquire a beneficial interest in additional shares of Issuer Common Stock, sell or otherwise dispose of all or any part of the shares of Issuer Common Stock beneficially owned by him or it, or take any other action with respect to the Issuer or any of its equity securities in any manner permitted by law and consistent with the terms of the Stockholder Agreement. Reference is hereby made to Articles I, II, VI and VII of the Merger Agreement for a description of other transactions or events of the type described in paragraphs (a) through (j) of Item 4 of Schedule 13D. Except as disclosed in this Item 4, no Reporting Person has any current plans or proposals that relate to or would result in any of the events described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

         The foregoing response to this Item 4 is qualified in its entirety by reference to the Merger Agreement, the full text of which is filed as Exhibit 5 hereto, and the Stockholder Agreement, the full text of which is filed as Exhibit 6 hereto. All such agreements are incorporated herein by reference.

Item 5.  Interest in Securities of the Issuer.

         (a) The Blount Holding Company, L.P. directly owns 2,892,144 shares or 11.27% of the outstanding Class
              A Common Stock of the Issuer, and directly owns 8,409,696 shares or 73.83% of the outstanding Class
              B Common Stock of the Issuer.  BHP, Inc., the sole
                                   7 of 12
              general partner of the Blount Partnership, does not
              directly own any securities of the Issuer subject to this statement. Winton M. Blount, the sole stockholder, director and executive officer of BHP, and the Chairman of the Board of the Issuer, directly owns 7,788 shares or less than 1% of the outstanding shares of Class A Common Stock of the Issuer, and directly owns 1,037,487 shares or 9.11% of the outstanding shares of the Class B Common
              Stock of the Issuer. Mr. Blount may also be deemed to be the beneficial owner of 100,000 shares of Class A Common Stock which are subject to a right to acquire ownership within 60 days under the 1995 Blount Long-Term Executive Stock Option Plan. Mr. Blount may also be deemed to be the beneficial owner of 122,918 shares of the outstanding Class A Common Stock and 184,718 shares of the outstanding Class B Common Stock of the Issuer owned by his spouse. Mr. Blount disclaims beneficial ownership of the securities of the Issuer owned by his spouse. Because Winton M.
              Blount is the sole stockholder, director and executive officer of BHP, which in turn is the sole general partner of the Blount Partnership, Mr.
              Blount may also be deemed to beneficially own all of the securities of the Issuer owned directly by the Blount Partnership.

         (b) Winton M. Blount, as the sole stockholder, director and executive officer of BHP, the sole general partner of the Blount Partnership, has the effective sole voting and dispositive power for the securities of the Issuer directly owned by the Blount Partnership. In addition, Winton M. Blount has sole voting and dispositive power with respect to the securities of the Issuer that he owns directly and that were disclosed in subparagraph
              (a) of this Item 5.

         (c) Except as described below, there have been no transactions in the securities of the Issuer reported on that were effected during the past 60 (sixty) days by any of the persons filing this statement:


                       (i)      On March 9, 1999, Winton M. Blount
                      disposed of 182,000 shares of the outstanding Class B Common Stock of the Issuer by gift to his wife; and

                       (ii)     On April 9, 1999, Winton M. Blount
                      disposed of 2,061 shares of the outstanding
                      Class A Common Stock of Issuer and 82,013 shares of the outstanding Class B Common Stock of the Issuer by gift, which shares of Class B Common Stock were converted to shares of Class
                                   8 of 12

                      A Common Stock in connection with the making of such gifts.

         (d) Certain of the shares owned by the persons filing this statement or by other persons named in Item 2 are pledged to various creditors to secure financial obligations. In most cases, such creditors have the right to receive dividends with respect to the shares so pledged only in the event of default in such obligations. Certain of the shares owned by Winton M. Blount are pledged to SouthTrust Bank, National Association, one of such creditors, to secure financial obligations of Winton M. Blount, including shares constituting approximately 7.39% of the Class B Common Stock of the Issuer, but SouthTrust Bank, National Association, has the right to receive dividends with respect to such shares only in the event of default in such obligations.



Item 6.  Contracts, Arrangements, Understandings or Relationships
         With Respect to the Securities of the Issuer.

         The responses to Item 6 in the Schedule 13D is supplemented by the responses to Items 4 and 5 in this Amendment
No. 1, the Merger Agreement and the Stockholder Agreement, which are incorporated herein by reference.

Item 7.  Material to be Filed as Exhibits.

         The following documents are hereby filed as additional exhibits to this Schedule 13D:


            Exhibit
              No.       Description of Exhibit

              5         Agreement and Plan of Merger and
                        Recapitalization dated as of April 18, 1999 between Red Dog Acquisition, Corp. and Blount International, Inc.

              6 Stockholder Agreement, dated as of April 18, 1999, between Red Dog Acquisition, Corp. and The Blount Holding Company, L.P.


                                   9 of 12

                            SIGNATURES


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



         DATE: April 21, 1999             /s/Winton M. Blount
                                             Winton M. Blount

                                   10 of 12

                            SIGNATURES


    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                               BHP, INC.



         DATE: April 21, 1999         By  /s/Winton M. Blount
                                             Winton M. Blount
                                              Its President

                                  11 of 12

                            SIGNATURES


    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    THE BLOUNT HOLDING COMPANY, L.P.



         DATE: April 21, 1999               By BHP, Inc.,
                                         Its General Partner

                                      By  /s/Winton M. Blount
                                             Winton M. Blount
                                               Its President

                                  12 of 12